FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 1, 2011 – Total Voting Rights
2.	Press release dated July 4, 2011 – PDMRs' Shareholdings
3.	Press release dated July 18, 2011 – Blocklisting six monthly return

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 17, 2011

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 30th June 2011 consists of 1,346,492,294 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,346,492,294.

The above figure 1,346,492,294 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Announcement of Option Grants to PDMRs

ARM Holdings plc "the Company" announces that on 23 June 2011 options over ordinary shares were granted under the Company's Savings-Related Share Option Scheme to each of the following PDMRs:

Name	Number of share options granted	Total Options held including this grant
Patricia Alsop	2,021	13,625
Philip David	2,021	13,625
Lance Howarth	2,021	2,021

The option price was 446.4 pence per share representing a 20% discount to the mid market quotation of the Company's shares on the London Stock Exchange on 25 May 2011.  These options are exercisable from 1 August 2014.  The mid market closing price on the day of grant was 566.5 pence per share.

Item 3

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	7,373,450
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	116,572
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	7,256,878

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Stock Option Plan
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	18,390,779
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	5,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	18,385,779

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc NQ US schemes
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	43,925,316
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	746,626
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	43,178,690

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	232,202
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	3,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	10,456
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	3,221,746

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	47,751,251
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	560,353
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	47,190,898

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	216,721

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	Nil
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	17,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	560,020
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	16,439,980

Name of contact:	Ian Thornton

Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	Nil
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	20,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	20,000,000

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	Nil
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	8,000,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	8,000,000

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 July 2011

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 January 2011	To:	14 July 2011

Balance of unallotted securities under scheme(s) from previous return:	Nil
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	3,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	451,423
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	2,548,577

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796